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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                               AMENDMENT NO. 2 TO

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                               AMDAHL CORPORATION
                           (NAME OF SUBJECT COMPANY)


                               AMDAHL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                                ---------------

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                ---------------

                                  023905 10 2
                    ((CUSIP) NUMBER OF CLASS OF SECURITIES)

                                ---------------

                                 JOHN C. LEWIS
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                               AMDAHL CORPORATION
                            1250 EAST ARQUES AVENUE
                        SUNNYVALE, CALIFORNIA 94088-3470
                                 (408) 746-6000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                ---------------

                                   Copies to:

                              JOHN W. LARSON, ESQ.
                           RONALD B. MOSKOVITZ, ESQ.
                             MICHAEL S. DORF, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                         SPEAR STREET TOWER, ONE MARKET
                      SAN FRANCISCO, CALIFORNIA 94105-1000
                                 (415) 442-0900

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
                                  INTRODUCTION

     Amdahl Corporation, a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 dated August 5, 1997, as amended by Amendment No. 1 to Schedule 14D-9 dated August 14, 1997 (as amended, the "Schedule 14D-9"), relating to the tender offer described in the Tender Offer Statement on Schedule 14D-1 dated August 5, 1997 (as amended or supplemented from time to time, the "Schedule 14D-1"), which has been filed by Fujitsu International, Inc., a Delaware corporation (the "Purchaser"), which is a wholly owned subsidiary of Fujitsu Limited, a Japanese corporation (the "Parent"), and the Parent with the Securities and Exchange Commission (the "SEC"), and in a Rule 13e-3 Transaction Statement on Schedule 13E-3 dated August 5, 1997 (as amended or supplemented from time to time, the "Schedule 13E-3"), which has been filed by the Parent, the Purchaser and the Company with the SEC, relating to an offer by the Purchaser to purchase all the issued and outstanding shares of the Company's common stock, par value $.05 per share (the "Shares"), at a price of $12.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated August 5, 1997 as supplemented by the supplement thereto, dated August 22, 1997 (the "Supplement"), and the related Letter of Transmittal. All capitalized terms shall have the meanings assigned to them in the Schedule 14D-9, as amended to date, unless otherwise indicated herein.

ITEM 2.  TENDER OFFER OF THE BIDDER

     The first sentence of the third paragraph on page 1 of the Schedule 14D-9 under the caption "Item 2. Tender Offer of the Bidder," is hereby amended and supplemented by reference to the paragraph set forth above under "Introduction."

     The second sentence of the fourth paragraph on page 1 of the Schedule 14D-9 under the caption "Item 2. Tender Offer of the Bidder," is hereby amended and restated to read as follows:

     In the Merger, each Share outstanding immediately prior to the effective time of the Merger (except for Shares held in the treasury of the Company or by any subsidiary of the Company, Shares registered in the name of the Parent or the Purchaser and Shares held by stockholders who shall have properly demanded and perfected appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware (the "DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $12.40 per Share (or any higher price paid per Share in the Offer), net to the seller in cash, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share.

ITEM 4.  THE SOLICITATION OF RECOMMENDATION

BACKGROUND OF THE OFFER AND MERGER; PAST CONTACTS, TRANSACTIONS AND NEGOTIATIONS WITH THE PARENT AND THE PURCHASER

     The last sentence of the sixth full paragraph on page 9 of the Schedule 14D-9 under the caption "Item 4. The Solicitation or Recommendation - Background of the Transaction, Past Contacts, Transactions and Negotiations with the Parent and the Purchaser - Relationship Between the Company and the Parent and its Subsidiaries" is hereby amended and restated to read as follows:

     Currently the Parent holds 51,811,664 Shares, representing 42.10% of the outstanding Shares (based on the number of Shares outstanding on August 20, 1997).

     The third full paragraph on page 15 of the Schedule 14D-9 under the caption "Item 4. The Solicitation or Recommendation - Background of the Transaction; Past Contacts, Transactions and Negotiations with the Parent and the Purchaser - Background and Negotiations relating to the Offer and the Merger" is hereby amended and restated to read as follows:

     At a meeting of the Disinterested Board held on July 15, 1997, Morgan Stanley reported their preliminary estimates of valuation based on the analysis that Morgan Stanley was asked on July 8, 1997 to perform. These estimates were based on, among other things financial projections prepared by the Company on July 3, 1997 for use in connection with this transaction (the "July 3 Projections") and a risk analysis prepared by the Company and Morgan Stanley designed to quantify various risks associated with achieving the July 3 Projections. Morgan Stanley at that time noted that it was unlikely that a spin-off of either the products business or the software and services business, could be effected on a tax-free basis, nor could any such spin-off be effected without the support of the Parent. In addition, Morgan Stanley noted that the value of the products business depended on assumptions concerning new or additional financial responsibilities and contractual agreements that might be undertaken by the Parent and that the value of the software and services business was adversely impacted by its recent unprofitability.

     The last paragraph on page 16 of the Schedule 14D-9 under the caption
"Item 4. The Solicitation or Recommendation - Background of the Transaction; Past Contacts, Transactions and Negotiations with the Parent and the Purchaser - Background and Negotiations relating to the Offer and the Merger" is hereby amended and restated to read as follows:

     At a telephonic meeting of the Disinterested Board held at 6 a.m. (California time) on July 30, 1997, Morgan Stanley reviewed in detail its financial analysis of the proposed Offer and Merger. As described in the section entitled "Opinion of Financial Advisor," Morgan Stanley's financial analysis of the proposed Offer and Merger was based, in part, on various financial and operating scenarious prepared by the Company's management and its advisors. These scenarious included the July 3 Projections, the risk analysis described above prepared by the Company and Morgan Stanley, and a sensitivity analysis prepared by Morgan Stanley based, in part, on the July 3 Projections and using estimates of projected industry performance. The sensitivity analysis projected the least favorable financial performance for the Company. See "Opinion of Financial Advisor." At the conclusion of its presentation, Morgan Stanley delivered to the Disinterested Board its oral opinion (which was subsequently confirmed in writing) to the effect that the proposed consideration to be received by the Company's stockholders (other than the Parent and its affiliates) in the Offer and the Merger is fair from a financial point of view to the stockholders (other than the Parent and its affiliates). Morgan Stanley's opinion regarding fairness from a financial point of view rested in part on "implied valuation ranges," which reflected Morgan Stanley's judgment as applied to various valuation methodologies. Overall, these valuations produced ranges from $7.00 to $13.00 per Share. In comparing the Company to other companies, Morgan Stanley used multiples from certain publicly traded computer hardware companies, as described in the section headed "Opinion of Financial Advisor." The Disinterested Board also reviewed the draft of the Merger Agreement that had been distributed to them by facsimile. The Disinterested Board heard a legal presentation by a representative of Brobeck with respect to its members' fiduciary duties and the terms of the proposed Offer and Merger. The Disinterested Board discussed the terms of the Merger Agreement and requested certain changes, which were subsequently agreed to by the Parent. Based on such discussions, presentations and opinion, the Disinterested Board unanimously (i) approved the Offer, the Merger and the Merger Agreement, in substantially the form presented to the Disinterested Board, and the transactions contemplated by the Merger Agreement, (ii) determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders (other than the Parent and its affiliates) and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby.

     The discussion on page 17 of the Schedule 14D-9 under the caption "Item 4. The Solicitation or Recommendation - Certain Litigation" is hereby amended and supplemented as follows:

     By order dated August 8, 1997, the Delaware Court of Chancery granted a motion for expedited discovery by the plaintiffs in several of the Delaware actions and set a hearing for a motion for a preliminary injunction in several of the Delaware actions on August 28, 1997, at 11:00 a.m. On August 11, 1997, the California Superior Court in the Lacoff and Silverman actions entered
Orders holding proceedings in abeyance pending a decision by the Delaware Court of Chancery on plaintiffs' motion for a preliminary injunction in several of the Delaware actions.

     Following the filing of such actions, counsel for the plaintiffs and counsel for the defendants in such actions engaged in expedited discovery for the purposes of preparing for a hearing on plaintiffs' request for preliminary injunctive relief. During this discovery period, counsel for the plaintiffs and counsel for the defendants engaged in extensive discussions regarding the possibility of settling such actions.

     On August 20, 1997, counsel for the plaintiffs in certain of such actions entered into a Memorandum of Understanding ("MOU") with counsel for the defendants providing for a proposed settlement of such actions. The MOU provides for, among other things, (i) the filing of a consolidated amended complaint in Delaware and the dismissal of the actions in California, (ii) the creation of a settlement class composed of certain owners of shares, (iii) the increase in the Offer Price to $12.40 per Share from $12.00 per Share, (iv) certain disclosure to be disseminated to stockholders of the Company (such disclosure is included in this Supplement), (v) the certification of the consolidated actions, for settlement purposes only, as a class action, and such action to be dismissed with prejudice, (vi) a release in fact of the defendants and others, (vii) defendants' agreement not to oppose an application by plaintiffs' counsel for an award of fees not exceeding $7 million and $250,000 in expenses and (viii) the option of the Parent and the Purchaser to withdraw from the settlement if the holders of more than 20% of the common shares of the Company owned at the time of the Merger by persons other than the defendants demand appraisal rights. The MOU and the proposed settlement are conditioned on, among other things, final approval by the Delaware Chancery Court. The foregoing description of the MOU is qualified in its entirety by reference to the text of the MOU, which has been filed as an exhibit to this Schedule 14D-9.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The first sentence of the third full paragraph on page 23 of the Schedule 14D-9 under the immediately foregoing caption is hereby amended and restated to read as follows:

     Pursuant to a letter agreement dated July 1, 1997, the Company has agreed to pay Morgan Stanley a transaction fee, payable upon consummation of the Merger, of approximately $4.1 million, which is based on the consideration to be received by the holders of Shares other than the Parent and the Purchaser.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

  Antitrust.

     The third full paragraph on page 24 of the Schedule 14D-9 under the immediately foregoing caption is hereby amended and supplemented by adding the following sentence:

          On August 11, 1997, the U.S. Department of Justice and the Federal Trade Commission granted the Parent early termination of the waiting period under the HSR Act.

  Competition Act and Investment Canada Act.

     The last paragraph on page 25 which is carried over to page 26 of the
Schedule 14D-9 under the immediately foregoing caption is hereby amended and supplemented by adding the following sentence:

          On August 14, 1997, the Canadian Director issued an ARC to the Parent.

  European Union Regulation.

      The first sentence of the fifth full paragraph on page 26 of the Schedule 14D-9 under the immediately foregoing caption is hereby amended and restated to read as follows:

      The Parent filed a notification with the European Commission in accordance with the Merger Regulation on August 5, 1997.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 is hereby amended and supplemented by the addition of the following:

        Exhibit 16 Supplement, dated August 22, 1997, to Offer to Purchase, dated August 5, 1997.

        Exhibit 17 Text of Joint Press Release, dated August 20, 1997, issued by the Parent and the Company.

        Exhibit 18 Text of Joint Press Release, dated August 22, 1997, issued by the Parent and the Company.

        Exhibit 19  Memorandum of Understanding, dated August 20, 1997.



      The Information Statement attached as Annex A to the Schedule 14D-9 is hereby amended and supplemented as follows:

BENEFICIAL OWNERSHIP OF SHARES

     The first paragraph on page A-6 of Annex A attached to the Schedule 14D-9 under the caption "Beneficial Ownership of Shares" is hereby amended and restated to read as follows:

     The beneficial ownership for each person or entity known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock as of July 30, 1997 is shown below:

     The second paragraph and the table appearing immediately thereafter on page A-6 of Annex A attached to the Schedule 14D-9 under the caption "Beneficial Ownership of Shares" are hereby amended and restated to read as follows:

     The following table lists the beneficial ownership of Common Stock as of August 20, 1997 by each director, the chief executive officer, the four other most highly compensated executive officers, and all directors and executive officers as a group:

                                                              SHARES BENEFICIALLY       APPROXIMATE
                            NAME                                   OWNED(1)           PERCENT OWNED(2)
------------------------------------------------------------- -------------------     ----------------
John C. Lewis................................................         643,490                  *
Michael R. Hallman...........................................          15,000                  *
E. F. Heizer, Jr.............................................          37,000                  *
Burton G. Malkiel, Ph.D......................................          31,052**                *
George R. Packard, Ph.D......................................          29,000                  *
Walter B. Reinhold...........................................         107,605                  *
J. Sidney Webb...............................................          33,000                  *
William F. Ferone............................................         135,450                  *
Michael J. Poehner...........................................          36,343***               *
Bruce J. Ryan................................................         102,551                  *
David B. Wright..............................................         154,012                  *
All directors and executive officers as a group (20
  persons)...................................................       2,003,914                1.6%

---------------

   * Less than 1%.

  ** Includes 1,000 Shares held by the Jonathan P. Malkiel Trust, of which Dr.
     Malkiel is a trustee with shared voting, but sole investment, power.

 *** Includes 900 Shares (450 each) held by Mr. Poehner as custodian for his two children. Mr. Poehner has sole voting and investment power over these shares.

(1) The Company has advised the Parent and the Purchaser that it believes that all beneficial owners named in the table have sole voting and investment power with respect to the Shares they beneficially own. The figures include Shares that could be purchased by exercise of options within 60 days of July 30, 1997 (including options which have exercise prices above $12.40) as held by: Mr. Lewis, 369,600 Shares; Mr. Hallman, 15,000 Shares; Mr. Heizer, 29,000 Shares; Dr. Malkiel, 29,000 Shares; Dr. Packard, 28,000 Shares; Mr. Reinhold, 29,000 Shares; Mr. Webb, 29,000 Shares; Mr. Ferone, 113,800 Shares; Mr. Poehner, 23,400 Shares; Mr. Ryan, 36,250 Shares; Mr. Wright, 82,150 Shares; and all directors and executive officers as a group, 1,309,900 Shares.

(2) Percent of the 123,067,004 Shares outstanding as of August 20, 1997, counting as outstanding for each named person all Shares issuable to such person on exercise of Options that are included in the first column.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THIS MERGER

     The last sentence of the third full paragraph on page A-7 of Annex A attached to the Schedule 14D-9 under the caption "Interests of Certain Persons in the Offer and this Merger" is hereby amended and restated to read as follows:

     Such former directors included Mr. Keizo Fukagawa, who currently holds options to purchase 15,000 Shares, all of which are currently vested, of which 5,000 are exercisable for an exercise price over $12.40 per Share, while 5,000 are exercisable for $12.1875 per Share and 5,000 are exercisable for $7.125 per Share; and Mr. Kazuto Kojima, who currently holds (a) options to purchase 5,000 Shares at an exercise price of $5.3125 per Share, exercisable for a period of three months commencing on June 29, 1997, and (b) options to purchase 2,500 Shares at an exercise price of $12.1875 per Share and options to purchase 5,000 Shares at exercise prices above $12.40 per Share, exercisable for a period of six months commencing on June 29, 1997.

     The first full paragraph on page A-8 of Annex A to the Schedule 14D-9 under the caption "Interests of Board Members with Respect to Compensation and Shares" is hereby amended and restated to read as follows:

     Of these, options to purchase 70,000 Shares are exercisable at a price which is above the Offer Price and will, therefore, not give rise to the right to receive such excess.

     The fourth full paragraph on page A-8 of Annex A to the Schedule 14D-9 under the caption "Interests of Executive Officers of the Company with Respect to Shares" and the table appearing immediately thereafter on page A-9 are hereby amended and restated to read as follows:

     To the knowledge of the Company, as of August 20, 1997, the current directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercise control or direction over 697,014

Shares, not including unexercised options, representing approximately 0.6% of the outstanding Shares. The directors and executive officers of the Company will be entitled to receive, as contemplated by the Merger Agreement, cash payments in the manner set forth in the table below (see Item 3 of the Schedule 14D-9 to which this Information Statement is attached):

Shares and Option Amounts with Respect to the Company's Directors and Executive
                                    Officers

                                                                                       VALUE OF
                                                                   OPTIONS            RESTRICTED
                                                              CONVERTED TO CASH        STOCK AND
                                                            AT TIME OF OFFER AND     OPTIONS TO BE
                                              DOLLAR               MERGER            PAID IN CASH
                              OWNED          AMOUNT AT     -----------------------    AT A LATER      TOTAL CASH
           NAME              SHARES*        OFFER PRICE    SHARES       DOLLARS          DATE        CONSIDERATION
--------------------------  ----------     -------------   -------   -------------   -------------   -------------
John C. Lewis.............     164,115     $2,035,026.00   258,000   $1,514,137.50   $1,561,210.00   $5,110,373.50
David L. Anderson.........      20,943        259,693.20   122,250      797,228.12      248,865.63    1,305,786.95
Michael R. Carabetta......       1,116         13,838.40    16,900       48,253.75      252,633.75      314,725.90
William F. Ferone.........      12,387        153,598.80   133,000      992,543.74      239,726.83    1,385,869.37
William Flanagan..........       8,551        106,032.40    78,150      517,269.37      242,975.63      866,277.40
Charles E. Fonner.........       7,625         94,550.00    46,650      344,263.12      133,653.13      572,466.25
Gregory R. Grodhaus.......           0              0.00         0            0.00      311,578.13      311,578.13
Orval J. Nutt.............       1,144         14,185.60   116,500      740,256.25      108,537.50      862,979.35
Michael J. Poehner........       4,543**       56,333.20    31,400      197,872.50      206,125.00      460,330.70
Anthony M. Pozos..........      53,094        658,365.60   184,450    1,143,670.62      236,465.63    2,038,501.85
William R. Riley..........       4,384         54,361.60    20,100      137,633.74      204,187.50      396,182.84
Bruce J. Ryan.............      16,751        207,712.40    36,250      208,015.62      929,916.88    1,345,644.90
Ernest B. Thompson........         229          2,839.60    55,300      413,801.25       68,558.75      485,199.60
David B. Wright...........      26,312        326,268.80   104,550      735,616.87      774,116.88    1,836,002.55
Michael R. Hallman........           0              0.00    10,000       19,468.75            0.00       19,468.75
E.F. Heizer, Jr...........       8,000         99,200.00    16,000       53,431.25            0.00      152,631.25
Burton G. Malkiel,
  Ph.D....................       1,052***      13,044.80    16,000       53,431.25            0.00       66,476.05
George R. Packard,
  Ph.D....................       1,000         12,400.00    15,000       45,843.75            0.00       58,243.75
Walter B. Reinhold........      78,605        974,702.00    16,000       53,431.25            0.00    1,028,133.25
J. Sidney Webb............       4,000         49,600.00    16,000       53,431.25            0.00      103,031.25

This table does not include options with an exercise price greater than $12.40.
---------------
  * Does not include Restricted Stock.

 ** Does not include 900 shares held by Mr. Poehner as custodian for his two children. Mr. Poehner has sole voting and investment power over these shares.

*** Does not include 1,000 shares held by the Jonathan P. Malkiel Trust of which Dr. Malkiel is a trustee with shared voting, but sole investment power.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 22, 1997                         AMDAHL CORPORATION


                                        By: /s/ John C. Lewis
                                            ________________________________

                                            John C. Lewis
                                            Chairman of the Board, President and
                                            Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT NUMBER        DESCRIPTION
--------------        -----------
  1*            Merger Agreement dated as of July 30, 1997 among the Parent, the Purchaser and the Company

  2*            Opinion of Morgan Stanley & Co. Incorporated, dated July 30, 1997 (Attached to Schedule 14D-9 mailed to stockholders as Annex B)

  3*            Joint Press Release of the Company and the Parent, issued July 30, 1997

  4*            Letter dated July 30, 1997 from John C. Lewis to the stockholders of the Company (Included with Schedule 14D-9 mailed to stockholders)

  5*            Article Eleventh of the Certificate of Incorporation of the Company

  6*            Article IX of the By-Laws of the Company

  7*            Amdahl/Fujitsu 1982 Agreement, dated March 4, 1982, between the Parent and the Company

  8*            Letter Agreement, dated April 3, 1984, between the Parent and the Company

  9*            Joint Development Agreement between the Company and the Parent dated December 8, 1993 (Portions of this exhibit are deleted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10(aa) to the Company's Form 10-K for the fiscal year ended December 31, 1993)

  10*           Loan Agreement between the Company and the Parent dated January 29, 1994 (incorporated by reference to Exhibit
                10(c) to the Company's Form 10-Q for the fiscal period ended April 1, 1994)

  11*           First Amendment to Loan Agreement between the Company and the Parent dated January 27, 1994 (incorporated by reference to Exhibit 10 to the Company's Form 10-Q for the fiscal period ended March 28, 1997)

  12*           Standstill Agreement, dated July 9 1997, between the Parent and the Company

  13*           Confidentiality Agreement, dated June 30, 1997, between the Parent and the Company

  14*           Joint Press Release of the Company and the Parent, issued August 5, 1997

  15*           Press Release, dated August 14, 1997, issued by the Parent

  16            Supplement, dated August 22, 1997, to the Offer to Purchase, dated August 5, 1997

  17            Text of Joint Press Release, dated August 20, 1997 issued by the Parent and the Company

  18            Text of Joint Press Release, dated August 22, 1997 issued by the Parent and the Company

  19            Memorandum of Understanding, dated August 20, 1997


* Previously filed.